J.P.Morgan

J.P. Morgan Structured Investments

The J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index

Strategy Guide

October 2014

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

Investing in CDs linked to the J.P. Morgan Target Tracker: U.S Equities 18/6 (USD) Index is not equivalent to a direct investment in the Index or index that forms a part of the Index.

Investments in CDs linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This strategy guide contains market data from various sources other than us and our affiliates, without independent verification. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the CDs mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in this document use simulated analysis and hypothetical circumstances to estimate how the Index may have performed prior to its actual existence.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the CDs linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks

involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in CDs or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC, or JPMS, is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

S&P Index Disclaimer

J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, a part of McGraw Hill Financial Inc. ("S&P"). Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of financial products relating to the J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index (the "Products") or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the S&P 500[®] Index to track general stock market performance. S&P's and its third party licensor's only relationship to J.P. Morgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and its third party licensors and of the S&P 500[®] Index, which is determined, composed and calculated by S&P without regard to J.P. Morgan Chase & Co. or the Products. S&P and its third party licensors have no obligation to take the needs of J.P. Morgan Chase & Co. or the owners of the Products into consideration in determining, composing or calculating the S&P 500[®] Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Products to be issued or in the determination or calculation of the equation by which the Products are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Products.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, OR COMPLETENESS OF THE S&P 500[®] INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500[®] INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. "Standard & Poor's", "S&P" and "S&P 500" are trademarks of S&P and have been licensed for use by J.P. Morgan Securities, LLC.

Overview

The J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index (ticker: EQJPTU18) (the "Index") is intended to provide exposure to the performance of the S&P 500 Index and a cash component earning interest at a blended rate based on the 3-month and 2-month USD LIBOR rates. The Index targets an annualized volatility of 18% on a daily basis by dynamically adjusting its exposure between the S&P 500 Index and the cash component, with a maximum exposure to the S&P 500 Index of 200%. The Index is also subject to a monthly return cap of 6% (72% per annum).

Key features of the Index include:

- **Volatility Target:** The Index seeks to maintain a volatility target of 18% by dynamically adjusting its exposure on a daily basis between the S&P 500 Index and a cash component, based on the more conservative realized volatility levels of the S&P 500 Index. The methodology for the short-term volatility measure corresponds to a short-term measurement period of approximately 17 calculation days, and the methodology for the long-term volatility measure corresponds to a long-term measurement period of approximately 33 calculation days. In each case, a greater weight is allocated to the more recent returns. Exposure to the S&P 500 Index is increased, up to a maximum of 200%, when realized volatility is below 18% and decreased when realized volatility is above 18%.

- **Monthly Return Cap and Smoothing Mechanism:** Exposure to the S&P 500 Index is subject to a monthly return cap of 6% (72% per annum). In order to smooth out the effect of the monthly return cap, the index is constructed of 21 equally weighted overlapping capped baskets, the returns of which are averaged in order to determine the index level.

- The Index was established on July 16, 2014.

- Published on Bloomberg under the ticker EQJPTU18 <Index>.

Note: For a complete explanation of how realized volatility is calculated, please see the description in the underlying supplement.

The table and graph on the following page illustrate the performance of the Index based on the hypothetical back-tested closing levels from September 30, 2004 through July 15, 2014 and actual performance from July 16, 2014 through September 30, 2014. Based on the hypothetical back-tested and historical performance, the Index realized annualized returns of 7.18% per annum over the period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

Hypothetical and Historical Performance

Hypothetical Comparison of the J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index and the S&P 500 Index 9/30/04 to 9/30/14		
	U.S. Equities 18/6 (USD) Index	S&P 500® Index
12 Month Return	**20.98%**	17.29%
5 Year Return (Annualized)	**12.68%**	13.29%
10 Year Return (Annualized)	**7.18%**	5.87%
10 Year Volatility (Annualized)	**17.39%**	20.37%

Source: Bloomberg and J.P. Morgan. Data as of September 30, 2014. Please **see notes immediately following the graph below.**

Hypothetical, Backtested and Historical Performance of the J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index (September 30, 2004 to September 30, 2014)



Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to July 16, 2014, all levels of the Index provided in the graph and table above prior to such date are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see **"***Important Information***"** at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the period from September 30, 2004 through September 30, 2014.

The Volatility Target Mechanism

A volatility target mechanism adjusts a strategy's exposure to an underlying in order to target a desired realized volatility.

Historically, volatility is negatively correlated with equity returns, and as a result, the ability to limit exposure to an underlying in periods of rising or high volatility and increase exposure to an underlying in periods of falling or low volatility can increase performance. Additionally, asset returns tend to be reoccurring; periods of high or low volatility tend to be followed by continued high or low volatility. Therefore, volatility targeting can be used to increase risk-adjusted returns and control the overall volatility profile of a strategy.

The J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index implements a volatility target mechanism by dynamically adjusting its exposure on a daily basis between the S&P 500 Index and a cash component, based on realized volatility levels of the S&P 500 Index. Exposure to the S&P 500 Index is increased if realized volatility of the S&P 500 Index is below 18%, up to a maximum exposure of 200%, and is decreased if the realized volatility of the S&P 500 Index is above 18%.

If the realized volatility of the S&P 500 Index is less than 18%, the Index will have a leveraged exposure to the S&P 500 Index, subject to the cap of 200%. Because the Index's exposure to the cash component is calculated as 1 minus its exposure to the Equity Component, when the Index is exposed to the S&P 500 Index on a leveraged basis, its exposure to the cash component will be negative, and as a result, any return of the corresponding allocation to the cash component will be subtracted from the return of the S&P 500 Index. On the other hand, if the realized volatility of the S&P 500 Index is greater than 18%, the Index's exposure to the S&P 500 Index will be less than 100%, and as a result, its exposure to the cash component will be a positive percentage number, which means that the portion of the Index not synthetically invested in the S&P 500 Index will be allocated to the cash component and will earn interest at the blended rate based on 2-month and 3-month USD LIBOR.

The graph below depicts the simulated historical performance the S&P 500 Index adjusted to reflect an 18% volatility target versus the S&P 500 Index without adjustment, as well as the inverse relationship between equity exposure and realized volatility.



Simulated performance of volatility target mechanism (Sep 2004 – Sep 2014)

LHS (Left Hand Side vertical axis)
RHS (Right Hand Side vertical axis)

Monthly Return Cap and Smoothing Mechanism

When an index return is subject to a return cap, the choice of the starting date and ending date of the calculation effectively determines how much limiting effect the return cap will have on the index return over the relevant period of time. To mitigate this effect, the Index uses a capped basket strategy to calculate its returns and closing levels, therefore "smoothing out" the effects of the return cap and market timing.

The capped basket strategy is implemented through 21 rolling capped volatility target baskets. On each calculation day, the calculation agent calculates the average of the returns of 21 different capped baskets. The return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation date, subject to the return cap of 6%.

The graph below shows, on a simulated basis, the percentage of times that the capped baskets on the S&P 500 Index have achieved monthly returns ranging from -15% to 15% since 1985. The monthly return cap of 6% was reached less than 13% of the time by the capped baskets when averaged.

Distribution of simulated monthly returns



Source: Bloomberg and J.P. Morgan

The capped basket strategy used to implement this smoothing mechanism is effectively the average performance of 21 capped baskets, each looking 21 days out, subject to the 6% return cap.

Hypothetical Capped Basket Smoothing Mechanism



Each day, the calculation agent calculates the average level of the 21 different capped baskets to calculate the Index return. On each calculation day of the Index, the return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation date, subject to the return cap of 6%. As the chart below shows, while the capped baskets exhibit substantially similar long-term returns regardless of the roll date, there can be significant variations in their returns on short to medium term horizons. In order to mitigate the randomness inherent in choosing an initial roll date, the Index takes the average of the capped baskets' performance.

Simulated historical performance (Sep 2004 – Sep 2014)



Source: Bloomberg and J.P. Morgan

Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important Information" at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

Risks Associated with the Index

THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE S&P 500® INDEX — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the S&P 500® Index.

THE INDEX MAY UNDERPERFORM THE S&P 500® INDEX OR A DIRECT INVESTMENT IN THE SECURITIES UNDERLYING THE S&P 500® INDEX — The Index seeks to track the capped return of a synthetic investment portfolio consisting of the S&P 500® Index and the cash component, and not simply the return of the S&P 500® Index. The Index is not designed to outperform the S&P 500® Index, and may underperform the S&P 500® Index. Furthermore, since the S&P 500® Index is a price return index, which does not take into account any dividends on its component equity securities, investing in a product linked to the Index may result in lower returns than an alternative direct investment in the component equity securities of the S&P 500® Index.

THE INDEX MAY NOT ACHIEVE ITS TARGET VOLATILITY — The exposure of the Index to the S&P 500® Index is dynamically adjusted to target an annualized volatility of 18% on a daily basis. The exposure of the Index to the S&P 500® Index on any given day depends on the historical volatility of the S&P 500® Index over specified measurement periods and is subject to a maximum exposure limit. However, there is no guarantee that trends existing in the relevant measurement period will continue in the future. The volatility of the S&P 500® Index on any day may change quickly and unexpectedly. Accordingly, the actual realized annualized volatility of the Index on a daily basis may be greater than or less than its volatility target of 18%, which may adversely affect the level of the Index and the value of the CDs.

THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO THE S&P 500® INDEX WILL VARY, AND THE INDEX MAY BE PARTIALLY UNINVESTED IN THE S&P 500® INDEX OR MAY HAVE LEVERAGED EXPOSURE TO THE S&P 500® INDEX —In an effort to achieve its target volatility level on a daily basis, the Index adjusts its exposure to the S&P 500® Index daily based on the historical volatility of the S&P 500® Index over a specified measurement period, subject to a maximum exposure limit. When the historical volatility is greater than the target volatility, the Index will reduce its exposure to the S&P 500® Index. When the historical volatility is less than the target volatility, the Index will increase its exposure to the S&P 500® Index. The exposure may vary between 0% and the maximum exposure of 200%.

When the exposure of the Index to the S&P 500® Index is less than 100% on any day, a portion of the Index will be uninvested in the S&P 500® Index and the Index will realize only a portion of any gains due to price appreciation of the S&P 500® Index, with the remainder allocated to the cash component. For example, if the daily exposure is set at 70%, 30% of the synthetic portfolio will be uninvested in the S&P 500® Index and will be allocated to the cash component. On the other hand, when the exposure of the Index to the S&P 500® Index is greater than 100% on any day, the Index will be invested in the S&P 500® Index on a leveraged basis and the Index will realize any gains or suffer any losses due to price appreciation or depreciation of the S&P 500® Index on a leveraged basis, subject to the maximum exposure of 200%. Due to the exposure adjustments, the Index may fail to realize gains due to appreciation of the S&P 500® Index at a time when the relevant exposure is less than 100% or may suffer increased losses due to depreciation of the S&P 500® Index when the exposure is above 100%. As a result, the Index may underperform a similar index that does not include daily exposure adjustment or leverage features.

THE INDEX MAY EXPERIENCE SIGNIFICANT LOSSES DUE TO DEPRECIATION OF THE EQUITY COMPONENT AFTER ITS EXPOSURE IS LEVERAGED WHEN THE HISTORICAL VOLATILITY OF THE EQUITY COMPONENT IS LOW — In an effort to achieve its target volatility level on a daily basis, when the historical volatility of the Equity Component is less than the target volatility, the Index will increase its exposure to the Equity Component, up to a maximum exposure of 200%. When the exposure of the Index to the Equity Component is greater than 100% on any day, the Index will be invested in the Equity Component on a leveraged basis and the Index will realize any gains or suffer any losses due to price appreciation or depreciation of the Equity Component on a leveraged basis, subject to the maximum exposure. Due to this exposure adjustment, the Index may suffer significant losses due to depreciation of the Equity Component when the exposure is above 100%. As a result, the Index may underperform a similar index that does not include a leverage feature.

THE INDEX IS SUBJECT TO A RETURN CAP — The Index's return is subject to a monthly cap of 6%, which has the effect of limiting the returns of the Index. Different from a point-to-point calculation of an index's return, the Index employs a capped basket strategy using 21 capped volatility target baskets to calculate the returns of the Index subject to the return cap, in an attempt to smooth out the effects of the return cap. On each calculation day of the Index, the index calculation agent calculates the average of the levels of the capped baskets to reflect the return of the Index. On each calculation day of the Index, the return of each capped basket is calculated for the period from its immediately preceding reset date to that calculation day, and then the return cap is applied. The reset dates of the capped baskets are staggered on consecutive calculation days. As a result, the relevant period for calculating the level of each capped basket varies (ranging from 1 to 21 calculation days) depending on the capped basket's applicable reset date and the applicable calculation day. Once the level of each capped basket is calculated for a calculation day, the closing level of the Index for that calculation day will be calculated based on the arithmetic average of the returns since inception of the capped baskets. While the capped basket strategy is intended to smooth out the limiting effects of the return cap and to make them less arbitrary than when applied to index returns resulting from point-to-point calculations, the Index may nonetheless underperform the S&P 500® Index or a similar index that has no cap or such smoothing.

THE RETURNS OF THE CAPPED BASKETS ARE EQUALLY WEIGHTED ONLY ON THE INDEX BASE DATE AND ARE NOT PERIODICALLY REBALANCED TO EQUAL WEIGHTING, THEREFORE, THE INDEX MAY PERFORM DIFFERENTLY THAN IF PERIODIC REBALANCING IS APPLIED TO IT OR THE CAPPED BASKETS — The returns of the capped baskets are equally weighted (*i.e.*, having equal impacts on the calculation of the closing level of the Index) only on the Index Base Date. Neither the Index nor the capped baskets are subject to any periodic rebalancing. The closing level of the Index is based on the arithmetic average of the returns of the capped baskets. The return of each capped basket is calculated based on a comparison with the capped basket's level on the index base date. As a result, on any calculation day subsequent to the index base date, the capped baskets are likely to have varying returns from their respective levels on the index base date and therefore unequal impacts on the return of the Index. The unequal impacts of the capped baskets' returns will not be offset or moderated through periodic rebalancing. Consequently, the Index may perform differently than if periodic rebalancing is applied to it or the capped baskets.

THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES — The exposure of the Index to the S&P 500® Index is purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THE INDEX MAY BE SUBJECT TO SHORT-TERM BORROWING COSTS — Because the Index's exposure to the cash component is calculated as 1 minus its exposure to the S&P 500® Index, when the Index is exposed to the S&P 500® Index on a leveraged basis, *i.e.*, the allocation to the S&P 500® Index is greater than 100%, subject to the maximum exposure of 200%, its exposure to the cash component will be negative, and as a result, any return of the corresponding allocation to the cash component will be subtracted from the return of the S&P 500® Index. This can be understood, conceptually, as the Index borrowing funds at the relevant interest rate to fund its leveraged exposure to the S&P 500® Index, and, as a result, the Index will incur borrowing costs at that interest rate, which will be deducted from the return of the S&P 500® Index. Thus, when the Index has a leveraged exposure to the S&P 500® Index, its level will reflect the return of the S&P 500® Index, less the associated borrowing costs, and will trail the value of a hypothetical identically calculated synthetic portfolio without the borrowing costs. These borrowing costs may be higher than those available in the market to investors who take a leveraged position in the S&P 500® Index.

THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The inception date of the Index is July 16, 2014. Therefore, the Index has a limited operating history. Past performance should not be considered indicative of future performance.

THE 2-MONTH AND 3-MONTH USD LIBOR RATES WILL BE AFFECTED BY A NUMBER OF FACTORS — A number of factors can affect the levels of the 2-Month and 3-Month USD LIBOR rates used to calculate the cash component, including, but not limited to:

- changes in, or perceptions, about future 2-Month and 3-Month USD LIBOR levels;
- general economic conditions in the United States;
- prevailing interest rates; and
- policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the performance of the 2-Month and 3-Month USD LIBOR rates.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant disclosure statement and the "Selected Risk Considerations" in the relevant term sheet or disclosure supplement.